Mail Stop 4561

February 26, 2007

Carol K. Nelson
President and Chief Executive Officer
Cascade Financial Corporation
2828 Colby Avenue
Everett, Washington 98201

  Re: Cascade Financial Corporation
    Form 10-K for the Fiscal Year Ended December 31, 2005
    File No. 000-25286

Dear Ms. Nelson:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

     Sincerely,

     Paul Cline
     Senior Accountant